

Mail Stop 3720

April 13, 2010

Mr. Randy L. Pearce
Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439

      RE: **Regis Corporation**
               Form 10-K for Fiscal Year Ended June 30, 2009
               Filed August 28, 2009
               File No. 1-12725

Dear Mr. Pearce:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director